Exhibit A

                         Explanation of Responses

     This Initial Statement of Beneficial Ownership on Form 3 is being filed by WPP Group plc, an English public limited company ("WPP") and Abbey Merger Corproation, a wholly owned subsidiary of WPP ("Merger Sub"). WPP, Merger Sub, and Grey Global Group Inc. ("Grey") entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 11, 2004, providing for, among other things, the merger of Grey with and into Merger Sub (the "Merger"). As a result of the Merger, Grey will become a wholly-owned subsidiary of WPP.

     In connection with the Merger Agreement, on September 11, 2004, WPP and Merger Sub entered into a Voting Agreement (the "Voting Agreement") with Edward H. Meyer, a stockholder and Chairman, President and Chief Executive Officer of Grey with respect to 149,518 shares of common stock, par value $0.01 per share ("Common Stock"), and 135,617 shares of Limited Duration Class B Stock Common Stock, par value $0.01 per share ("Class B Stock"), of Grey that he beneficially owns, and options he holds to acquire 50,000 shares of Common Stock (collectively, all such shares, including shares issued upon exercise of options, the "Grey Subject Shares"). Pursuant to the Voting Agreement, Mr. Meyer has agreed that, during the period from and including September 11, 2004 through and including the earliest to occur of (a) the approval and adoption of the Merger Agreement by the stockholders of Grey and (b) the termination of the Merger Agreement in accordance with its terms (the "Voting Period"), he will vote or execute consents (or cause to be voted or a consent to be executed) with respect to the Grey Subject Shares beneficially owned by him on the applicable record date, at any meeting or in connection with any proposed action by written consent of the stockholders of Grey, with respect to any of the following matters: (1) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (2) against
(i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of Grey contained in the Merger Agreement or of Mr. Meyer contained in the Voting Agreement, (ii) any action, proposal, transaction or agreement involving Grey that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement, (iii) any Acquisition Proposal (as defined in the Voting Agreement) made prior to the termination of the Merger Agreement (other than by WPP) and (iv) any amendment to Grey's certificate of incorporation or by-laws.

     As security for the performance of Mr. Meyer's obligations under the Voting Agreement, Mr. Meyer irrevocably appointed WPP and any designee thereof as his proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period to the extent provided above.

     Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Grey Subject Shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.